

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 25, 2024

Carl Kaeding
President of Kaeding Development Group, LLC
Auor Capital Fund V LLC
7900 International Drive, Suite 910
Bloomington, MN 55425

> **Re: Auor Capital Fund V LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted April 19, 2024**
> **CIK No. 0002017115**

Dear Carl Kaeding:

Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, you have failed to include the financial statements required by paragraph (c) of Part F/S of Form 1-A. In this regard, we note that the included financial statements are incomplete, do not cover the required periods of time and are missing footnotes.

We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Jeremy E. Warring